

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3561</u>

September 17, 2007

Mr. Michael J. Jackson
Chief Executive Officer
AutoNation, Inc.
110 S.E. 6th Street
Fort Lauderdale, FL 33301

> **Re:** **AutoNation, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 0-13107**

Dear Mr. Jackson:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

William Choi
Branch Chief